Exhibit  99.3

Crown LNG Business Combination with Catcha Investment Corp

Investor Conference Call Transcript

August 3, 2023

Operator

Hello, and welcome to the conference call to discuss the proposed business combination between Crown LNG, or Crown, and Catcha Investment Corp, or Catcha.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to Crown’s and Catcha’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future Crown product development and performance. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and to review Catcha’s filings with the SEC for a discussion of these risks that can affect the business combination, Crown’s business, and the business of the combined company after completion of the proposed business combination.

Catcha and Crown are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

I will now turn the call over to Mr. Kit Wong, CFO of Catcha. Please go ahead.

Kit Wong – Chief Financial Officer, Catcha Investment Corp

Thank you all for joining this morning.

Today, we are excited to announce Catcha’s proposed business combination with Crown LNG. We are excited because we strongly believe that Crown is the right company, with the right people, in the right space at the right time. The type of business Crown is developing - building, owning, and operating offshore, gravity-based structure liquefaction and regasification terminals (GBS Terminals) optimized for harsh weather conditions which are underserved - is exactly what our world today needs.

As the world economy expands, general demand for energy has skyrocketed. Meanwhile, the growing imperative to decarbonize has seen the emergence of natural gas as a “bridge fuel” – one that can replace coal as a source of primary energy, while other forms of cleaner primary energy are brought to maturity. At the same time, the pace of development for onshore LNG import and export infrastructure is often limited by permitting, cost and environmental factors. This has led to a projected shortfall in LNG supply by 2030, with much of the demand coming from parts of the world subject to harsh weather conditions for significant portions of the year.

And as you will hear in a moment, Crown LNG seeks to alleviate this bottleneck through use of its GBS facilities, which are designed to avoid the delays associated in building onshore LNG facilities, and potentially lessen the environmental impacts. With near-term projects in India and the UK, the proceeds from this proposed transaction will help bring Crown’s first facilities to FID, or Final Investment Decision, and move development of other projects in the pipeline forward.

We believe Crown is a unique entry point into a market with massive growth potential. While their technology is not novel – it’s been around for almost 50 years – it has not been widely deployed in the LNG value chain to solve the challenges I was just describing. Current solutions employ floating facilities, which oftentimes cannot perform in the increasingly volatile and challenging environments that we are seeing today, and which are likely to intensify in the years to come. Crown’s proposed facilities can help meet these challenges and do so on a faster timeline, at a lower cost. It’s a ver exciting time to be partnering with this team, who are all industry veterans, each with over 30 years of experience in the oil and gas space.

In summary, we are very excited to partner with the team at Crown LNG and helping bring cleaner energy to underserved markets all around the world.

I now want to hand the call over to Mr. Swapan Kataria, CEO of Crown LNG. Swapan, please.

Swapan Kataria – CEO, Crown LNG

Thanks Kit, and thanks to everyone for joining us on the call today. On behalf of Crown, I want to also express our enthusiasm for this transaction, and what it means for the future of our company and world LNG markets.

At Crown, we are at the forefront of developing offshore liquefaction and regasification technology for harsh weather. Our vision is to deploy our technology – what we call “LNG islands” – to more quickly and cost effectively address one of the largest challenges of the global energy transition: helping emerging world economies access cleaner energy options more quickly and replace coal in their energy mix. As Kit said, many of these countries have weather and maritime conditions that stretch or exceed the safe operating environments of the most common floating offshore facilities. Crown’s facilities, fixed to the ocean floor, provide a potential solution for long-term service to these economies.

Over 7 quadrillion cubic feet of natural gas reserves are currently estimated to exist worldwide, with much of that located in the United States, ready for export. As energy security concerns have grown in the wake of the Russia-Ukraine War, reliable, safe access to natural gas supplies have become more of a concern to underserved markets, especially in relation to reducing greenhouse gas emissions when compared to coal. Crown LNG’s GBS units allow for increased and stable deliveries of cleaner LNG fuels, and hence support reduction of carbon emissions when used in power generation, as compared to coal-burning plants.

Crown LNG’s facilities once built will improve upon both onshore LNG facilities and floating offshore LNG facilities in several ways. I’ll mention a few:

●	Faster time to market than onshore facilities due to fewer permitting requirements.

●	Smaller environmental footprint than onshore facilities given lack of need for land acquisition and clearing.

●	Potentially decreased safety concerns versus onshore facilities, especially in highly populated areas, given location offshore.

●	Lower capital requirements than onshore facilities.

●	Greater reliability allowing operations year-round, including in harsh weather conditions, when compared with floating alternatives.

Importantly, as Kit also alluded to, our technology is not new. Bottom-fixed concrete offshore solutions in the broader oil and gas industry have been utilized for nearly 50 years. Beginning in the 1970s, these facilities were utilized in offshore oil and gas production, at varying depths. To-date only one of these types of GBS solutions has been deployed for use in LNG operations. It was actually deployed in Italy in 2009. So, there is a wide-open market in terms of the applicability of this technology in the LNG sector. Aker Solutions, a partner we work with closely, is the world leader in building these facilities and pioneered their development. Along with our other partners, which Gunnar Knutsen, our company President, will discuss in a moment, we have a best-in-class team working on our facilities.

With a good look at anticipated demand, and with tried-and-true technology, we have looked for the right spots to deploy our first unit. This led us to the East Coast of India, at Kakinada. The region has good gas distribution infrastructure through the East-West Pipeline, and the surrounding area has strong demand for gas from industries that use it as a feedstock, such as fertilizer and petrochemicals, as well as from industry and power plants – including, but not limited to, city gas distribution. However, the harsh operating environment (which can see wind speeds of up to 145 miles per hour) has, to this point, limited operating licenses from the Indian government for floating LNG regasification facilities to just 270 days, leaving a full quarter of the year without operations. The Kakinada project’s GBS terminal has already received a license to operate for 365 days given its more robust characteristics and foul weather capabilities. Crown LNG expects FID on the Kakinada project in Q3 of 2025, with invested capital of over $45 million to-date in the project.

I’d like to say a little more about our reasons for choosing Kakinada, as it will represent our first real GBS project. One of the key reasons why India was on our mind when we started was the prospect for demand growth for LNG. From a gas standpoint, India’s current energy mix is comprised of 6% gas. The goal of the Indian government is to increase this number to 15%. Indian companies are now starting to negotiate even bigger contracts from U.S., Australia, and Qatar, among others, to bring in more products.

One of the major bottlenecks to this growth is the lack of sufficient regas facilities. India will still need to develop another 40 mtpa of LNG import capacity, above the currently licensed capacity, to meet the stated goal of 15% natural gas penetration into the energy mix. Crown LNG is proud to represent approximately 7 million tons of that growth sector just to be able to not only help the country, but also help ourselves showcase what we have developed over so many years and many, many man hours.

Our most near-term project is located in Grangemouth, Scotland, and will supply a natural gas-fired power plant. The UK’s drive for greater energy independence, especially in the wake of the Russia-Ukraine War, has increased interest in expanding its LNG capabilities, as the country currently relies heavily on imports via pipelines that are near or at capacity. The Grangemouth facility has secured support from the Department for Energy Security and Net Zero, as well as access to existing gas and power infrastructure in partnership with GBTron. The project will employ a floating solution to reduce time to operation, which is viable given the project location is in a river and not in open water. We expect FID in Q3 of 2024 and have invested approximately $4.6 million in the project already.

In terms of future developments, we are exploring additional projects in Vietnam and Eastern Canada.

Our Vietnam regasification project is focused on bringing a reliable LNG supply to one of the worst impacted regions in the world in terms of catastrophic storms. Conditions during the May to December monsoon season preclude any floating regasification solution from operating and are a perfect use case for Crown LNG’s GBS facilities. The proposed terminal, near Vung Tau in the south of the country, would provide gas to help Vietnam meet its stated goal of eliminating coal-fired power generation by 2050.

Our proposed GBS project in Eastern Canada, located on Fermeuse Harbor in Newfoundland, would serve the Canadian LNG export market with potentially 9 to 13 mtpa of liquefaction capacity, depending on final specs. Canada currently has no export facilities on the east coast despite producing over 16 billion cubic feet of natural gas per day.

Now, I’d like to hand the call over to Gunnar Knutsen, President of Crown LNG, to discuss a bit about our technology and partnerships. Gunnar, off to you.

Gunnar Knutsen – President, Crown LNG

Thank you, Swapan.

As Swapan said, the technology that Crown uses in our LNG islands is not new. It is proven technology, having existed for many years in harsh weather environments like the North Sea, offshore Eastern Canada, and other locations.

As such, we did not see any reason to reinvent the wheel, or to take the time to forge a new path. Aker Solutions is the world leader in these types of facilities, having built most of those existing in the world today, including the lone existing GBS LNG facility in Italy. When we conceived of our facilities, we were in immediate contact with the people at Aker, who we have known for a long time, and some of whom worked for me at previous companies. Aker has delivered more than 20 GBS units to date and we are proud to be partnering with them as our primary EPCIC, or Engineering, Procurement, Construction, Installation, and Commissioning contractor.

Additionally, we have a strong relationship with Wartsila, which is renowned for its supply of technology to the marine and energy industries. Wartsila is responsible for the design and building of the regasification plants we use on our GBS’s, having produced similar facilities for more than 20 FSRUs.

Finally, we also have a strong relationship with Siemens Energy for supply of power generation, electrical distribution, and control systems for the GBS units. Siemens Energy has installed more than 7,000 gas turbines around the world.

The structure we have agreed upon is to operate with Aker Solutions as the main contractor and Wartsila and Siemens as subcontractors to Aker. This structure will be in place as we progress our first project in India, just north of the Port of Kakinada. We are incredibly proud to be working with these world class partners.

Our planned and potential customers include off-takers in the oil & gas, fertilizers, commodity trading, manufacturing, and utilities sectors. We have taken a conservative approach to project development, securing a license to operate, and then moving forward with project development – as such, we have a fully approved project in India at Kakinada, with a license to import up to 7.2 mtpa of LNG for 35 years. Only upon receiving such permissions did we seek to begin raising funds to construct our first GBS unit.

As I said, we are proud of the partners we have attracted to our projects, as well as the measured approach to project development that we have taken.

Now I would like to hand the call back to Kit to discuss the details of the transaction. Kit?

Kit Wong – Chief Financial Officer, Catcha Investment Corp

Thank you.

The implied pro forma enterprise valuation of the combined entity is expected to be approximately $685 million.

Net proceeds from the transaction will be used to complete funding for the Kakinada, India and Grangemouth, Scotland projects to FID.

All current Crown LNG shareholders are expected to roll their equity into the combined entity, and shareholders who are expected to represent approximately 90% of Crown’s equity before closing have already agreed not to sell any shares and contribute their shares in exchange for combined entity shares – and this we believe evidences their support for, and belief in the ongoing operations and success of Crown.

This transaction represents a critical step in the expansion of global access to affordable, safer, cleaner fuels. The team from Catcha is proud to support expanding this access through support for Crown LNG’s harsh weather regasification technology, which will be a gamechanger for world energy markets.

With that I’d like to hand it back to Swapan for closing remarks. Over to you, Swapan.

Swapan Kataria – CEO, Crown LNG

Thanks, Kit.

As Kit, Gunnar and I have laid out, Crown LNG’s approach to offshore LNG hits the sweet spot of global energy needs in the years and decades to come.

First, we aim to address bottlenecks to global LNG supply through LNG regasification and liquefaction facilities that are potentially less costly, easier to permit, faster to market, less potentially hazardous, and less environmentally impactful than onshore LNG facilities.

Second, our gravity-based structures allow for facility placement and operation in harsh weather environments that cannot be properly serviced by most floating offshore LNG facilities. This is increasingly important as the highest potential demand growth centers for LNG are located in regions – at least some of the regions – more subject to adverse weather conditions. And these conditions are only expected to intensify as a result of the impacts of climate change.

Third, LNG will allow emerging economies to reduce reliance on coal for primary energy and electricity production as they bridge to cleaner renewable methods of generation. Crown LNG’s technology is critical in assisting in this conversion.

Fourth, we have several near-term projects progressing to FID, and a first GBS project already approved in Kakinada, India, proving the viability of our approach to development.

Lastly, we have partnered with world class engineering, equipment and power generation companies, like Wartsila, Siemens and Aker Solutions, lending credibility to our ambitions, and supporting Crown LNG’s efforts.

We are confident that the transaction we announced this morning will be a catalyst for the continued success of Crown LNG, and we look forward to partnering with the Catcha team to bring our offshore LNG solutions to the world.

Thank you all for your time and attention.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.

(Call ends)

Important Information and Where to Find It

In connection with the proposed transactions, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the proposed transactions and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the proposed transactions. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed transactions, as these materials will contain important information about the parties to the related transaction documents, Catcha and the Company. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the proposed transactions and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the proposed transactions. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Company’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the proposed transactions. A list of the names of such directors and executive officers and information regarding their interests in the proposed transactions will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, the Company’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Company and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Company, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the proposed transactions ; (6) the risk that the proposed transactions disrupts current plans and operations of Catcha or the Company as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions , which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed transactions ; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the proposed transactions expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or the Company undertakes any duty to update these forward-looking statements.